EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2017 Second Quarter Results

Growth, Technology & Innovation Fuel Continued Positive Momentum; Record 10-Year Contract Award Creates New “Largest Customer”

BARRIE, Ontario, Feb. 13, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or “the Company") today announced financial results for the second quarter of fiscal year 2017 ended December 31, 2016. All financial results are reported in U.S. dollars except as otherwise noted.

Revenue for the second quarter of fiscal 2017 increased to $177.2 million from $167.4 million for the second quarter of fiscal 2016. STI reported net income for the second quarter of $6.0 million, or $0.07 per common share, compared to $5.5 million, or $0.06 per common share, for the second quarter of fiscal 2016. Adjusted EBITDA* increased to $42.9 million compared to $41.5 million for the same period last year.

"We continue to be pleased with the steady performance of our operations for the second quarter of fiscal 2017 as well as our year to date results. The positive momentum created by ongoing efforts to increase operational efficiencies and reduce costs will have long term effects on our financial performance,” said Denis J. Gallagher, Chairman and CEO. "Through the use of new technologies and telematics we are unlocking new key performance indicators that are highlighting areas to further reduce expenses and become even more efficient. We are working with school customers in both our core contracted business and our new Managed Services Group (MSG) to show school officials ways to reduce costs as well which saves them money and improves our bottom line. Fuel costs remain stable with a majority of our fuel exposure mitigated or locked in not only for the remainder of this fiscal year but with a good portion locked in at lower prices for fiscal year 2018. We also have moved almost 30 percent of our contracts to customer paid fuel.”

For the first half of fiscal 2017, STI’s year-over-year revenue is up 7.1 percent, to $279.4 million from $260.8 million. STI reported a net loss for the first six months of fiscal 2017 of $5.7 million, or $0.06 loss per common share, compared to a net loss of $4.0 million, or $0.04 loss per common share for the first six months of fiscal 2016. Adjusted EBITDA* increased 10 percent to $43.1 million, reflecting a 15.4 percent margin, from $39.2 million and 15 percent margin for the first six months of fiscal 2016.

"The first half of fiscal 2017 has been solid with margin improvement and we expect that momentum to hold throughout the remainder of this fiscal year,” Gallagher said. “We did incur winter weather-related school cancellations and additional costs for wages, fuel and snow removal and expect to regain most of that lost revenue in the third or fourth quarters. As reported this past week, we are very pleased to have been awarded a new 10-year contract in Florida with an existing school district customer where we will double the size of our operations there. The new contract calls for an additional 230 new vehicles equipped with GPS, seat belts and air conditioning. The contract will generate in excess of $16 million per year in revenue with fixed price increases and customer reimbursed fuel for nine years. We have served this customer since 2009, and when combined with our existing contract, it will create our new largest customer. Our team is already busy getting ready for a summer startup, which will require additional staffing and facilities.

“We do continue to face headwinds, however, in the form of a continued tightening in the labor market that has created driver shortages in certain markets. These shortages have impacted the entire industry. We have stepped up our recruitment efforts and retention programs which we anticipate will have a positive impact for the balance of the year,” Gallagher added.

“Our Managed Services Group, which addresses the needs of the more than 10,000 potential school district customers that own and operate their own fleets, continues to develop into a solid business group with a huge runway for growth. We’ve been building out the team and have expanded into several new lines of business. We anticipate we will triple the top-line revenue in the group this fiscal year over last fiscal year and potentially increase that by another 20 percent through organic growth next fiscal year as we leverage the products and services we have now developed. The new expanded management team is experienced in developing solutions for school districts in the areas of cost containment, installing new technologies, improving and actually managing operations. MSG also provides consulting services to school boards and administrators and recently added a comprehensive full-service fleet leasing program for its TSC Partners Club members. Our opportunities in MSG are great and interest is growing throughout the industry.

“Lastly, SafeStop™, our innovative, industry-leading school bus tracking mobile app, has become a powerful lead generator, helping us increase our access to a number of new school districts. The analytics and data we can now provide to school administrators can demonstrate savings that essentially allow the system to pay for itself. Parents love the safety aspect of knowing where the bus and their children are along their routes and the direct communications features we include are exclusive to our customers. We currently have over 15,000 registered users with almost 5,000 more in the queue, and are continuing to add it to our existing contracts as they come up for negotiations as well as increase new sales. Currently, we have a nice mix of internal and external customers. We’re working to make SafeStop a tool that parents and school officials can’t live without,” Gallagher concluded.

The Company also announced that the Board of Directors, which reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share for the remaining months of fiscal 2017. That marks the 150th consecutive monthly dividend announced since the Company became public 12 years ago. The dividend, paid in U.S. dollars, is Canadian Dividend Tax Qualified and is a Qualified Dividend in the U.S.

Reconciliation of Net Income (loss) and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Six Months Ended
	12/31/16	12/31/15	12/31/16	12/31/15

Net income (loss)	$6,048	$5,533	$(5,668)	$(4,010)

Add back:
Income tax expense (benefit)	4,064	3,052	(3,607)	(2,542)
Foreign currency loss (gain)	128	662	(14)	726
Other (income) expense, net	(694)	(559)	140	(1,681)
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	-	1	(190)	(5)
Equity in net income of unconsolidated investment	-	(30)	-	(25)
Non-cash stock compensation	2,479	2,181	5,802	2,984
Interest expense	3,551	3,279	9,160	6,988
Impairment of oil and gas assets	-	1,200	224	1,200
Amortization expense	783	790	1,574	1,578
Depreciation and depletion expense	14,136	14,382	19,063	19,382
Operating lease expense	12,418	11,034	16,569	14,584
Adjusted EBITDA *	$42,913	$41,525	$43,053	$39,179

Results of Operations

	Three Months Ended		Six Months Ended
	December 31		December 31
	2016	2015	2016	2015

Revenues	$177,176	$167,380	$279,352	$260,763

Costs and expenses
Cost of operations	130,530	121,913	219,733	206,997
General and administrative	16,151	14,976	33,135	29,171
Non-cash stock compensation	2,479	2,181	5,802	2,984
Depreciation and depletion expense	14,136	14,382	19,063	19,382
Amortization expense	783	790	1,574	1,578
Impairment of oil and gas assets	-	1,200	224	1,200
Total operating expenses	164,079	155,442	279,531	261,312

Income (loss) from operations	13,097	11,938	(179)	(549)

Interest expense	3,551	3,279	9,160	6,988
Foreign currency loss (gain)	128	662	(14)	726
Non-cash loss (gain) on US$ 6.25% Convertible
Debentures conversion feature	-	1	(190)	(5)
Other (income) expense, net	(694)	(559)	140	(1,681)

Income (loss) before income taxes and equity in net income
of unconsolidated investment	10,112	8,555	(9,275)	(6,577)
Equity in net income of unconsolidated investment	-	30	-	25
Income tax expense (benefit)	4,064	3,052	(3,607)	(2,542)
Net income (loss)	$6,048	$5,533	$(5,668)	$(4,010)
Basic net income (loss) per common share	$0.07	$0.06	$(0.06)	$(0.04)

Conference Call & Live Webcast
Student Transportation Inc. will hold a conference call and live audio webcast on Monday, February 13, 2017 at 2:00 p.m. (ET) to discuss its results for the second quarter of fiscal year 2017 ended December 31, 2016. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. To access the live audio webcast and rebroadcast for up to 30 days after the call, visit www.RideSTBus.com.

Profile
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. With an industry-leading safety rating and the youngest fleet in the business, STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

* Non-GAAP Measures
Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Investor Contacts:

Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
Student Transportation Inc.
843.884.2720
dcoupe@ridesta.com